UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO-C
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TURBOCHEF TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

900006206
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Dennis J. Stockwell, Esq.
Vice President, General Counsel
Six Concourse Parkway, Suite 1900
Atlanta, Georgia  30328
(678) 987-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Filing Person)

Copy to:
David M. Eaton, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia  30309
(404) 815-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*  A filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d−1.
☑ issuer tender offer subject to Rule 13e−4.
☐ going-private transaction subject to Rule 13e−3.
☐ amendment to Schedule 13D under Rule 13d−2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO-C is being filed by TurboChef Technologies, Inc., a Delaware corporation (“TurboChef”), pursuant to General Instruction D to Schedule TO.  The attached exhibit is a communication to TurboChef employees from the Vice President and General Counsel of TurboChef regarding a proposed tender offer to amend or replace certain options granted under the TurboChef Technologies, Inc. 2003 Stock Incentive Plan so that holders of such options can avoid adverse tax consequences under Internal Revenue Code Section 409A.

This communication is not an offer to amend or replace stock options. The tender offer may be commenced at such time as determined in the discretion of the Board of Directors.  At the time an offer is commenced, TurboChef will provide holders of eligible options with written materials explaining the precise terms and timing of the offer.  Persons who are eligible to participate in the offer should read these written materials carefully when they become available because they contain important information about the offer.  TurboChef will also file these written materials with the Securities and Exchange Commission (the “SEC”) as part of a tender offer statement upon the commencement of the offer.  Option holders will be able to obtain these written materials and other documents filed by TurboChef with the SEC free of charge from the SEC’s website at www.sec.gov and materials will be provided to option holders.  Additional copies of the tender offer statement and its exhibits can be obtained from TurboChef by contacting Pam Browne, Legal Assistant.

Item 12.                      EXHIBITS.

Exhibit No.	Description

99.1	Employee Communication regarding 409A Tender Offer, dated October 9, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURBOCHEF TECHNOLOGIES, INC.

By:	/s/ Dennis J. Stockwell
Dennis J. Stockwell
Vice President and General Counsel

Dated:  October 9, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Employee Communication regarding 409A Tender Offer, dated October 9, 2007.